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                             August 5, 2020

       Conn Flanigan
       General Counsel
       China Foods Holdings Ltd.
       Suite 3102, Everbright Center,
       108 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: China Foods
Holdings Ltd.
                                                            Form 8-K Filed July
9, 2020
                                                            File No. 001-32522

       Dear Mr. Flanigan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed July 9, 2020

       Description of Business of Elite Creation Group Limited, page 3

   1. Please revise your disclosure in this section to provide more detailed information regarding the formation
and operating history of Elite Creation Group Limited prior to its acquisition by the
company. Refer to Item 101 of Regulation S-K.
       Key Customers, page 4

   2. We note your disclosure on page 4 regarding the company's key customers. Please advise us whether there are
any agreements in place with each customer and if so, provide your analysis regarding the
need to file such agreements as material contracts pursuant to Item
                                                        601(b)(10)(ii)(B) of
Regulation S-K.
 Conn Flanigan
FirstName  LastNameConn
China Foods  Holdings Ltd. Flanigan
Comapany
August     NameChina Foods Holdings Ltd.
       5, 2020
August
Page 2 5, 2020 Page 2
FirstName LastName
Employees, page 14

3. We note your statement on page 14 that you generally enter into standard employment contracts with your officers and managers, which agreements prohibit such individuals from engaging in any activities that compete with the company's business during the period of employment. However, on page 41 you state that your executive officers are not party to employment agreements with the company. Please reconcile these statements. In addition, in the event Mr. Kong is not currently prohibited from competing with the business of the company, please include a risk factor to this effect. Risk Factors, page 15

4. Please add a risk factor to describe the potential impact on the operation of the company of Mr. Kong holding the role of both CEO and CFO, with no other named executive officers in place.
Risks Related to Doing Business in China, page 25

5. To the extent applicable, please include disclosure related to any new restrictions on the ability to bring actions under Article 177 of the new amendments to the Chinese securities laws that took effect on March 1, 2020. Your expanded disclosure should specifically address the limitations and obstacles to enforcement actions by the Department of Justice, the SEC and other authorities on obtaining information for investigation and litigation.
         Please also add a risk factor that addresses the limitations on the ability of U.S. regulators to conduct investigations and inspections within China.
The PRC legal system embodies uncertainties which could limit the legal protections available to us and you..., page 26

6. We note your disclosure that your PRC operating subsidiary is GuangZhou Xiao Xiang
         Health Industry Company Limited. Please ensure the name of your subsidiaries in consistent throughout the prospectus and Exhibit 21. In this regard, we note that you refer to "Guangzhou Xiaoziang Health Industry Ltd" in some instances and in others
         "Guangzhou Xiao Xiang Health Industry Company Limited." Please revise, where appropriate.
Security Ownership of Certain Beneficial Owners and Management , page 37

7. We note the beneficial ownership table on page 37, which discloses that Xiao Jun Kong is the beneficial owner of 18,951,000 of the company's outstanding shares, 5,001,000 of which are held through HY (HK) Financial Investments Co., Ltd. You also state that such ownership amounts to 93.57% of the company's outstanding shares. However, on page 2 you state that HY holds 5,000,000 shares which represent approximately 95.2% of the issued and outstanding shares of common stock. Please reconcile these statements.

         In addition, we note your statement on page 20 that Mr. Kong beneficially owns 93.57%
 Conn Flanigan
China Foods Holdings Ltd.
August 5, 2020
Page 3
         of the outstanding shares "together with a group of investors". Please disclose the current ownership structure of HY, as we note that previous public filings with the SEC stated
         that Mr. Kong was the sole shareholder of the entity.
Certain Relationships and Related Transactions, page 43

8. We note your reference to $120,000 in the first paragraph of this section. Please see the threshold mentioned in Regulation S-K Item 404(d)(1) applicable to smaller reporting companies, and ensure that you have provided all disclosure required by Item 404(d).
Description of Securities, page 44

9. We note that your forum selection provision in your certificate of incorporation identifies the Court of Chancery as the exclusive forum for certain litigation, including any
       "derivative action." Please revise your filing to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit
       investors    ability to bring a claim in a judicial forum that they find favorable. Also
       disclose whether this provision applies to actions arising under the Securities Act or
       Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the
       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your filing to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum
FirstName LastNameConn Flanigan
       provision in the governing document states this clearly, or tell us how you will inform
Comapany    NameChina
       investors in futureFoods   Holdings
                            filings that the Ltd.
                                             provision does not apply to any
actions arising under the
       Securities Act
August 5, 2020 Page 3  or Exchange    Act.
FirstName LastName
 Conn Flanigan
FirstName  LastNameConn
China Foods  Holdings Ltd. Flanigan
Comapany
August     NameChina Foods Holdings Ltd.
       5, 2020
August
Page 4 5, 2020 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Crotty at (202) 551-7614 or Tim Buchmiller at (202) 551-3635 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences